SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




           X            ANNUAL REPORT PURSUANT TO SECTION 15(d)
        -------         OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the fiscal year ended December 30, 1996

                        TRANSITION REPORT PURSUANT TO SECTION 15(d)
        -------         OF THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 0-3730

         A.       Full title of the plan and address of the plan:

                              WILLAMETTE INDUSTRIES
                               STOCK PURCHASE PLAN
                       1300 S.W. Fifth Avenue, Suite 3800
                             Portland, Oregon 97201

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WILLAMETTE INDUSTRIES, INC.
                       1300 S.W. FIFTH AVENUE, SUITE 3800
                             PORTLAND, OREGON 97201

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules


Independent Auditors' Report dated April 15, 1997.............................1

Statements of Net Assets Available for Benefits at
         December 30, 1996 and 1995.........................................2-3

Statements of Changes in Net Assets Available for Benefits
         for the years ended December 30, 1996 and 1995.....................4-5

Notes to Financial Statements..............................................6-10

Schedule of Assets Held for Investment Purposes..............................11

Schedule of Reportable Transactions..........................................12

Exhibit 23 -  Consent  of  Independent  Auditors  dated  June 26,  1997,  to the incorporation by reference of their report dated April 15, 1997, to Registration Statement No. 33-59517 on Form S-8

                             KPMG Peat Marwick LLP
                                   Suite 2000
                          1211 South West Fifth Avenue
                               Portland, OR 97204




                          Independent Auditors' Report



Willamette Industries Stock Purchase
         Plan Committee
Willamette Industries Stock Purchase Plan:


We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules A and B is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ KPMG Peat Marwick LLP


April 15, 1997

                                     WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                              Statement of Net Assets
                                              Available for Benefits

                                                 December 30, 1996




                                                  Stable                                  Willamette
                                                   Asset       Balanced       Equity        Stock
         Assets                                    Fund          Fund          Fund          Fund            Total
         ------                                    ----          ----          ----          ----            -----

Investments at fair value (note 6):
   Cash                                       $        11              -            -             -             11
         Money market fund                         44,152         76,666      139,354     1,999,848      2,260,020
         Mutual funds                                   -      8,439,365    9,667,900             -     18,107,265
         Common stock - Willamette
                  Industries, Inc.; 3,567,781
                  shares                                -              -            -   248,406,752    248,406,752
         Guaranteed investment contract
                  fund (GIC)                    5,090,754              -            -             -      5,090,754
                                                ---------      ---------    ---------   -----------    -----------

                     Total investments          5,134,917      8,516,031    9,807,254   250,406,600    273,864,802

Accrued investment income                             149            147          193         5,930          6,419
                                                ---------      ---------    ---------   -----------    -----------

                     Total assets               5,135,066      8,516,178    9,807,447   250,412,530    273,871,221

         Liabilities
         -----------

Benefits payable                                   36,525         19,228        2,556     1,330,840      1,389,149
                                                ---------      ---------    ---------   -----------    -----------

                     Net assets available for
                        benefits              $ 5,098,541      8,496,950    9,804,891   249,081,690    272,482,072
                                                =========      =========    =========   ===========    ===========


See accompanying notes to financial statements.

                                     WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                              Statement of Net Assets
                                              Available for Benefits

                                                 December 30, 1995



                                                  Stable                                  Willamette
                                                   Asset       Balanced       Equity        Stock
         Assets                                    Fund          Fund          Fund          Fund            Total
         ------                                    ----          ----          ----          ----            -----

Investments at fair value (note 6):
   Cash                                       $         -           7,855            -             -         7,855
        Money market fund                         459,180         133,400      233,897     1,914,843     2,741,320
        Mutual funds                                    -       7,686,877    5,571,019             -    13,257,896
        Common stock - Willamette
                 Industries, Inc.; 3,642,611
                 shares                                 -               -            -   204,896,869   204,896,869
        Guaranteed investment contract
                 fund (GIC)                     4,073,905               -            -             -     4,073,905
                                                ---------       ---------    ---------   -----------   -----------

                    Total investments           4,533,085       7,828,132    5,804,916   206,811,712   224,977,845

Accrued investment income                           2,073             665        1,274         5,696         9,708
                                                ---------       ---------    ---------   -----------   -----------

                    Total assets                4,535,158       7,828,797    5,806,190   206,817,408   224,987,553

        Liabilities
        -----------

Accounts payable                                        -               -            -         3,294         3,294
Benefits payable                                   82,864         103,252        9,755     2,633,408     2,829,279
                                                ---------       ---------    ---------   -----------   -----------

                    Net assets available for
                          benefits            $ 4,452,294       7,725,545    5,796,435   204,180,706   222,154,980
                                                =========       =========    =========   ===========   ===========


See accompanying notes to financial statements.

                                     WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                        Statement of Changes in Net Assets
                                              Available for Benefits

                                           Year ended December 30, 1996




                                                  Stable                                  Willamette
                                                   Asset       Balanced       Equity        Stock
                                                   Fund          Fund          Fund          Fund            Total
                                                   ----          ----          ----          ----            -----

Additions to net assets attributed to:
    Investment income:
        Dividends                             $         -         166,135       92,292    4,404,370      4,662,797
        Interest and other income                   5,352         212,164        7,689       52,356        277,561
        Net change in fair value of
           investments                            289,921         431,416    1,129,379   49,708,451     51,559,167
                                                ---------       ---------    ---------   ----------    -----------

                    Total investment income       295,273         809,715    1,229,360   54,165,177     56,499,525
                                                ---------       ---------    ---------   ----------    -----------

        Contributions (note 1):
           Employer                                     -               -            -    8,096,370      8,096,370
           Employee                               404,515         902,360    1,491,079    6,351,148      9,149,102
                                                ---------       ---------    ---------   ----------    -----------

                    Total contributions           404,515         902,360    1,491,079   14,447,518     17,245,472
                                                ---------       ---------    ---------   ----------    -----------

        Transfers from other plans
           (note 5)                                51,161          97,785       80,051            -        228,997
                                                ---------       ---------    ---------   ----------    -----------

                    Total additions               750,949       1,809,860    2,800,490   68,612,695     73,973,994

Deductions from net assets attributed to:
    Payments and stock distributions to
           participants                          (334,117)       (814,886)    (830,174) (21,656,385)   (23,635,562)
    Administrative expenses                       (11,340)              -            -            -        (11,340)
Interfund transfers                               240,755        (223,569)   2,038,140   (2,055,326)             -
                                                ---------       ---------    --------- ------------    -----------

                    Net change in assets          646,247         771,405    4,008,456   44,900,984     50,327,092

Net assets available for benefits:
    Beginning of year                           4,452,294       7,725,545    5,796,435  204,180,706    222,154,980
                                                ---------       ---------    ---------  -----------    -----------

    End of year                               $ 5,098,541       8,496,950    9,804,891  249,081,690    272,482,072
                                                =========       =========    =========  ===========    ===========


See accompanying notes to financial statements.

                                     WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                        Statement of Changes in Net Assets
                                              Available for Benefits

                                           Year ended December 30, 1995



                                                  Stable                                  Willamette
                                                   Asset       Balanced       Equity        Stock
                                                   Fund          Fund          Fund          Fund            Total
                                                   ----          ----          ----          ----            -----

Additions to net assets attributed to:
   Investment income:
        Dividends                             $         -         375,156       72,212     4,263,744     4,711,112
        Interest and other income                  11,249          13,044        7,475        84,486       116,254
        Net change in fair value of
           investments                            254,286         693,846    1,057,931    38,329,907    40,335,970
                                                ---------      ----------    ---------    ----------    ----------

                    Total investment income       265,535       1,082,046    1,137,618    42,678,137    45,163,336
                                                ---------      ----------    ---------    ----------    ----------

   Contributions (note 1):
        Employer                                        -               -            -     6,864,018     6,864,018
        Employee                                  386,257         880,432      914,759     5,742,569     7,924,017
                                                ---------      ----------    ---------    ----------    ----------

                    Total contributions           386,257         880,432      914,759    12,606,587    14,788,035
                                                ---------      ----------    ---------    ----------    ----------

   Transfers from other plans
        (note 5)                                   83,308         103,818      100,367        19,278       306,771
                                                ---------      ----------    ---------    ----------    ----------

                    Total additions               735,100       2,066,296    2,152,744    55,304,002    60,258,142

Deductions from net assets attributed to:
   Payments and stock distributions to
        participants                           (1,031,715)     (1,213,445)    (467,980)  (36,374,033)  (39,087,173)
   Administrative expenses                        (10,465)              -            -             -       (10,465)
Interfund transfers                                94,938      (1,069,000)    (578,067)    1,552,129             -
                                                ---------      ----------    ---------     ---------   -----------

                    Net change in assets         (212,142)       (216,149)   1,106,697    20,482,098    21,160,504

Net assets available for benefits:
   Beginning of year                            4,664,436       7,941,694    4,689,738   183,698,608   200,994,476
                                                ---------       ---------    ---------   -----------   -----------

   End of year                                $ 4,452,294       7,725,545    5,796,435   204,180,706   222,154,980
                                                =========       =========    =========   ===========   ===========


See accompanying notes to financial statements.

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                         Notes to Financial Statements

                           December 30, 1996 and 1995



(1) Description of the Plan

    The following description of the Willamette Industries Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

 (a) General

     Eligible employees may elect to enroll in the Plan on the semiannual enrollment dates following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 (b) Contributions

     Effective December 31, 1993, eligible employees of Willamette Industries, Inc. (the Company) and its participating subsidiaries may contribute up to 7% of their regular monthly gross cash earnings as established on January 1 of each year. The Company and its participating subsidiaries contribute monthly an amount equal to 100% of the contributions of its employees up to 6%, less the amount of any forfeitures.

     The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code. Participating employees may elect one of two methods of making employee contributions. A participant may elect to make either:

     1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

     2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

     Participating employees may direct that their own contributions be invested in (a) a Stable Asset Fund holding primarily guaranteed investment contracts (GIC's), (b) a Balanced Fund holding primarily stocks and bonds,
     (c) an Equity Fund holding primarily stocks, or (d) a Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the four investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly.


                                                                     (Continued)

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                         Notes to Financial Statements



     Employer and employee contributions by participating company for the years ended December 30, 1996 and 1995 were as follows:

                                                1996             1995
                                                ----             ----

         Willamette Industries, Inc.        $ 17,204,120      14,738,667
         Wimer Logging Co.                        41,352          49,368
                                              ----------      ----------

                           Total            $ 17,245,472      14,788,035
                                              ==========      ==========

 (c) Participant Accounts

     Each participant's account is credited with the participant's and employer contributions and an allocation of Plan earnings. Allocations are based on participant earnings and account balances, as defined in the Plan.

 (d) Vesting

     A participant's interest in his or her Employee Contribution Account is always fully vested and is not subject to forfeiture.

     A participant's interest in his or her employer Contribution Account fully vests when the participant: (i) attains age 65; (ii) completes five years of service; (iii) dies; or (iv) becomes totally and permanently disabled, whichever comes first.

     Any part of a participant's Employer Contribution Account which is not vested at the time employment terminates is forfeited when the participant incurs five consecutive one-year periods of severance. A participant with less than a 100% vested interest in their Employer Contribution Account who voluntarily withdraws from the Plan does not forfeit the remainder of the account merely by reason of withdrawal; the vested percentage in the remainder continues to increase in accordance with the participant's years of service.

     If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Employer Contribution Accounts. Each participant who is vested in his or her Employer Contribution Account can elect to have any or all of his or her respective Employer Contribution Account funds diversified into one or more of the available elective investment funds (other than the Willamette Stock Fund). This diversification election applies only to the participant's then existing Employer Contribution Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.


                                                                     (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements




 (e) Forfeitures

     An employer's contribution is reduced by an amount equal to the forfeiture of participants employed by that employer. The forfeitures are allocated among the other participants employed by that employer in proportion to their contributions. A forfeiture of the account is deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1996 employer's contribution has been reduced by $204,593 as a result of forfeitures.

     There are 41,207 shares of Company stock subject to forfeiture relating to terminated employees as of December 30, 1996 with a fair value of $2,869,037.

 (f) Withdrawals

     The Plan provides for participants, during their employment, to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of the vested portion of the participant's account.

(2) Summary of Significant Accounting Policies

 (a) Basis of Accounting

     The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

 (b) Valuation of Investments

     Wells Fargo acted as trustee for the Plan in 1996, while First Interstate Bank of Oregon, N.A. acted in such capacity in 1995. The Plan changed investment managers from Fidelity to Vanguard effective December 30, 1996. The Balanced Fund, Equity Fund and the Stable Asset Fund investments are valued at quoted market prices. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including cash and money market funds) are valued at cost, which approximates market.

 (c) Expenses of the Plan

     Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the plan are charged to and paid by the plan sponsor.


                                                                     (Continued)

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                         Notes to Financial Statements




 (d) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

 (e) Reclassifications

     Certain 1995 balances have been reclassified in order to conform to the 1996 presentation.

(3) Plan Termination

    The Board of Directors of the Company have reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes fully vested in his or her Employer Contribution Account.

(4) Income Taxes

    The Plan obtained its latest determination letter on August 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling reflects the Plan amendments adopted on December 8, 1995. Additional amendments have been made to the Plan since that time. The plan administrator has requested a determination letter from the Internal Revenue Service covering amendments made to the Plan subsequent to December 8, 1995. If the Plan were not in compliance with the requirements of the Internal Revenue Code Section 401(a) and the related trust were not exempt under Internal Revenue Code Section 501(a), the Company would take corrective actions to meet the requirements of the Internal Revenue Code.

    Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.


                                                                     (Continued)

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                         Notes to Financial Statements




(5) Transfers From Other Plans

    Transfers from other plans in 1996 and 1995 resulted from hourly employees becoming salaried employees.

(6) Investments

    The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          1996         1995
                                                          ----         ----

        Willamette Industries, Inc. common
          stock (3,567,781 and 3,642,611
          shares in 1996 and 1995, respectively)     $ 248,406,752   204,896,869

    The total unrealized gain (loss) at December 30, 1996 and 1995 and the related change by investment type for 1996 were as follows:

                                             1995       Net change      1996
                                             ----       ----------      ----

        Common stock                   $ 105,732,112    34,446,944   140,179,056
        Mutual funds                         390,852      (390,852)            -
        Guaranteed investment contract       438,707       264,921       703,628
                                         -----------    ----------   -----------

                                       $ 106,561,671    34,321,013   140,882,684
                                         ===========    ==========   ===========

                                                                      Schedule A


                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                       Line 27a - Schedule of Assets Held
                            for Investment Purposes

                               December 30, 1996




                              Description of                                    Current
   Identity of issue            investment                       Cost            value
   -----------------            ----------                       ----            -----

Federal Government
    Obligation                 Cash equivalent               $           11               11
                                                                ===========        =========

*Wells Fargo:
    Financial Square Prime     Money market fund             $    2,260,020        2,260,020
                                                                ===========        =========

Vanguard:
    Balanced Index Fund        Mutual fund - 601,094 shares  $    8,439,365        8,439,365
    Institutional Index Fund   Mutual fund - 138,014 shares       9,667,900        9,667,900
                                                                -----------      -----------

                                                             $   18,107,265       18,107,265
                                                                ===========      ===========

*Willamette Industries,        Common stock - 3,567,781
    Inc.                          shares                     $  108,227,696      248,406,752
                                                                ===========      ===========

CTC Capital Preservation   Guaranteed investment contract
    Fund                          fund - 183,669 units       $    4,387,126        5,090,754
                                                                ===========      ===========


*Party in interest.

                                                                                                                          Schedule B



                                              WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                           Line 27d - Schedule of Reportable Transactions

                                                    Year ended December 30, 1996





                                                                                Number                         Book
      Identity of               Description        Number       Purchase       of sales or      Selling        value       Net
      party involved             of assets      of purchases      price      disbursements      price         at sale      gain
      --------------             ---------      ------------      -----      -------------      -----         -------      ----

Fidelity Disciplined Equity     Mutual fund
   Fund                                               17      $ 3,905,180          4        $ 10,605,578     9,476,199     1,129,379

Willamette Industries, Inc.     Common stock          50       13,160,227        352          19,358,795     7,033,531    12,325,264

Wells Fargo:
   Financial Square Prime       Money market
                                   fund              100       23,598,916        131          24,080,216    24,080,216             -


                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  WILLAMETTE INDUSTRIES
                  STOCK PURCHASE PLAN
                  (Name of Plan)


                  By:      WILLAMETTE INDUSTRIES STOCK
                           PURCHASE PLAN COMMITTEE


                  By:        /s/ J. A. Parsons
                           J. A. Parsons, Secretary


Dated:   June 26, 1997